                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                 SERACARE, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                            817473101 (COMMON STOCK)
                     ---------------------------------------
                                 (CUSIP Number)

                            MRS. MONTSERRAT LLOVERAS
                               GRUPO GRIFOLS, S.A.
                                  TORRE MAPFRE
                      CALLE DE LA MARINA, 16-18, 26TH FLOOR
                             08005 BARCELONA, SPAIN
                                 +34-93-571-0100

                                 WITH A COPY TO:

                           TOMAS DAGA / RAIMON GRIFOLS
                              OSBORNE CLARKE EUROPE
                         AVDA. DIAGONAL, 477, PLANTA 20
                                 TORRE BARCELONA
                             08036 BARCELONA, SPAIN
                                 +34-93-419-1818

                                 WITH A COPY TO:

                                ARNOLD J. LEVINE
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                  212-969-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 10, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box / /.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 817473101                   13D

-------------------------------------------------------------------------------
 (1)   NAME OF REPORTING PERSONS
       Grupo Grifols, S.A.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       (Intentionally Omitted)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Spain
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    3,648,599
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,648,599
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 817473101                   13D

-------------------------------------------------------------------------------
 (1)   NAME OF REPORTING PERSONS
       Instituto Grifols, S.A.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       (Intentionally Omitted)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Spain
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    3,648,599
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,648,599
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 817473101                   13D

-------------------------------------------------------------------------------
 (1)   NAME OF REPORTING PERSONS
       SI Merger Corp.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       (Intentionally Omitted)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    3,648,599
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,648,599
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13D-1
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER.

      This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of SeraCare, Inc., a Delaware corporation ("SeraCare"). The principal executive offices of SeraCare are located at 1925 Century Park East, Suite 1970, Los Angeles, California 90067.

      As more fully described in Item 4 below, on June 10, 2001, Instituto Grifols, S.A., a corporation organized under the laws of Spain ("Instituto Grifols"), and each of Fuelship & Co., Hare & Co., NAP & Co. and Northman & Co. (collectively, the "Stockholders") entered into a Primary Voting Agreement and a Secondary Voting Agreement, each dated as of June 10, 2001 (together, the "Voting Agreements"), with respect to an aggregate of 3,648,599 shares of Common Stock of SeraCare.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c) and (f) This Statement is being filed jointly by Grupo Grifols, S.A., a corporation organized under the laws of Spain ("Grupo Grifols"), Instituto Grifols, a wholly-owned subsidiary of Grupo Grifols, and SI Merger Corp., a Delaware corporation and a wholly owned subsidiary of Instituto Grifols ("Sub" and, together with Grupo Grifols and Instituto Grifols, the "Reporting Persons").

      Grupo Grifols and Instituto Grifols are engaged in the research, development, manufacture and distribution of medical and related health care products. The principal office and business address of both Grupo Grifols and Instituto Grifols is Calle de la Marina, 16-18, Torre Mapfre, Pl. 27, 08005, Barcelona, Spain.

      Sub was formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (as defined and described in Item 4 below). It is not anticipated that Sub will have any significant assets or liabilities other than those arising under the Merger Agreement or in connection with the Merger (as defined and described in Item 4 below), or engage in any activities other than those incident to its formation, capitalization and the Merger. The principal office and business address of Sub is c/o Grupo Grifols, Calle de la Marina, 16-18, Torre Mapfre, Pl. 27, 08005, Barcelona, Spain.

      The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Grupo Grifols, Instituto Grifols and Sub are set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in Schedule I is indicated thereon.

      (d) and (e) During the last five years, no Reporting Person, or, to the knowledge of any Reporting Person, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Persons are deemed to have acquired beneficial ownership of 3,648,599 shares of Common Stock pursuant to and by virtue of the proxies granted in the Voting Agreements, representing approximately 27.2% of the outstanding shares of Common Stock (calculated as described in Item 5 below). In connection with and as a condition to the execution of the Merger Agreement by Instituto Grifols and Sub, the Stockholders entered into the Voting Agreements. The Voting Agreements apply to the 3,648,599 shares of Common Stock owned, beneficially or of record, by the Stockholders as of June 10, 2001. No additional consideration was given in exchange for the execution by the Stockholders of the Voting Agreements.

ITEM 4. PURPOSE OF TRANSACTION.

      THE MERGER AND THE MERGER AGREEMENT

      On June 10, 2001, SeraCare, Instituto Grifols and Sub entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. The Merger Agreement provides for, among other things, the merger (the "Merger") of Sub with and into SeraCare, with SeraCare being the corporation surviving the Merger. Immediately prior to, and as a condition to, the Merger, SeraCare will spin-off its SeraCare Life Sciences, Inc. wholly-owned subsidiary ("Life Sciences") to the holders of Common Stock on a pro rata basis (the "Spin-Off").

      Pursuant to the Merger Agreement, each share of Common Stock outstanding immediately prior to the Merger (other than shares as to which dissenters' rights have been exercised) shall be converted into the right to receive between $6.40 and $6.70 per share in cash, without interest, upon surrender of the certificates formerly representing such shares of Common Stock. As a result of the Merger, SeraCare will become a wholly-owned subsidiary of Instituto Grifols, the Common Stock will be delisted from trading on the American Stock Exchange and the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, other than SeraCare's CEO, the current board of directors of SeraCare will resign and be replaced by designees of Instituto Grifols in connection with the Merger.

      The Merger is subject to the satisfaction of certain conditions, including receipt of SeraCare stockholder approval and regulatory approvals, as set forth in the Merger Agreement. In addition, the Merger Agreement contains certain customary restrictions on the conduct of the business of SeraCare pending the Merger, including restrictions on its declaring, setting aside or paying any dividend or distribution of any capital stock, other than in connection with the Spin-Off and certain other specified instances.

      The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Statement as
Exhibit 99.1.

      THE VOTING AGREEMENTS

      As a condition and to induce Instituto Grifols and Sub to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, Instituto Grifols entered into the Voting Agreements with the Stockholders, copies of which are attached hereto as Exhibits 99.2 and 99.3, and incorporated herein by reference. Pursuant to the Voting Agreements, the Stockholders have agreed to vote (or cause to be voted) all Owned Shares (as defined in the Voting Agreements) (i) in favor of the approval and adoption of the Merger Agreement (as amended from time to time); (ii) in favor of any other matter reasonably determined to be necessary for consummation of the transactions contemplated by the Merger Agreement; (iii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of SeraCare under the Merger Agreement; and (iv) against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Merger; and in connection with the foregoing to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including without limitation a proxy or proxies in favor of Instituto Grifols or its nominees to vote such Owned Shares directly solely with respect to any of the foregoing matters.

      In addition, pursuant to the Voting Agreements, each Stockholder has agreed, among other things, not to, (i) solicit or initiate, or encourage, directly or indirectly, any inquiries regarding or the submission of, any Alternative Proposal (as defined in the Merger Agreement); (ii) participate in any discussions or negotiations regarding, or furnish to any person or entity any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably, be expected to lead to, any Alternative Proposal; (iii) enter into any agreement with respect to any Alternative Proposal or approve or resolve to approve any Alternative Proposal; or (iv) take any action which would make any representation or warranty of the Stockholders in the Voting Agreements untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by the Voting Agreements.

      The description contained in this Item 4 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Primary Voting Agreement and Secondary Voting Agreement, copies of which are attached to this Statement as Exhibits 99.2 and 99.3, respectively.

      PARENT GUARANTY

      Grupo Grifols has unconditionally guaranteed the obligations of Instituto Grifols and Sub under the Merger Agreement. A copy of the guaranty, dated June 8, 2001 (the "Parent Guaranty"), is attached hereto as Exhibit 99.4 and incorporated by reference herein.

      The foregoing description of the Parent Guaranty does not purport to be complete and is qualified in its entirety by reference to the full text of the Parent Guaranty.

      Except as set forth in this Statement, the Merger Agreement, the Voting Agreements and the Parent Guaranty, none of Grupo Grifols, Instituto Grifols, Sub or the persons listed in Schedule I has any plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) Pursuant to and by virtue of the proxy granted in the Voting Agreements, the Reporting Persons have the shared power to vote, or to direct the vote of, an aggregate of 3,648,599 shares of Common Stock, representing approximately 27.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of June 10, 2001).

      (c) Except as noted above, the Reporting Persons did not effect any transactions in the Common Stock during the past 60 days.

      (d) The Stockholders have the right to receive and the power to direct the receipt of dividends from the Common Stock subject to the Voting Agreements. Such Common Stock is subject to restrictions on transfer pursuant to the Voting Agreements.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than as described in Item 4 above, to the knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of SeraCare.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION

99.1 Agreement and Plan of Merger, dated as of June 10, 2001, by and among SeraCare, Instituto Grifols and SI Merger Corp.

99.2 Primary Voting Agreement, dated as of June 10, 2001, by and among Instituto Grifols and the Stockholders named therein.

99.3 Secondary Voting Agreement, dated as of June 10, 2001, by and among Instituto Grifols and the Stockholders named therein.

99.4  Parent Guaranty, dated June 8, 2001, by Grupo Grifols in favor of
      SeraCare.

99.5 Agreement, dated June 20, 2001, by and among Grupo Grifols, Instituto Grifols and SI Merger Corp., relating to the filing of a single statement on Schedule 13D.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 20, 2001





                                     GRUPO GRIFOLS, S.A.


                                     By:   /s/ Victor Grifols Roura
                                           ------------------------
                                           Victor Grifols Roura
                                           Chief Executive Officer


                                     INSTITUTO GRIFOLS, S.A.


                                     By:   /s/ Victor Grifols Roura
                                           ------------------------
                                           Victor Grifols Roura
                                           Chief Executive Officer


                                     SI MERGER CORP.


                                     By:   /s/ Victor Grifols Roura
                                           ------------------------
                                           Victor Grifols Roura
                                           President

                                   SCHEDULE I

           EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF GRUPO GRIFOLS


--------------------------------------------------------------------------------
           NAME              PRINCIPAL OCCUPATION OR    COUNTRY OF CITIZENSHIP
                                    EMPLOYMENT

--------------------------------------------------------------------------------
   Victor Grifols Roura      Chief Executive Officer             Spain
--------------------------------------------------------------------------------
 Juan-Ignacio Twose Roura         Vice-President                 Spain
                                  Manufacturing
--------------------------------------------------------------------------------
     Ramon Riera Roca          Vice-President Sales              Spain
--------------------------------------------------------------------------------


      All individuals named in the above table are employed by Grupo Grifols. The business address of each of such persons is Calle de la Marina, 16-18, Torre Mapfre, Pl. 27, 08005, Barcelona, Spain.

                     NON-EMPLOYEE DIRECTORS OF GRUPO GRIFOLS


--------------------------------------------------------------------------------
        NAME               PRINCIPAL        NAME AND ADDRESS OF    COUNTRY OF
                         OCCUPATION OR        ORGANIZATION IN      CITIZENSHIP
                           EMPLOYMENT       WHICH EMPLOYMENT IS
                                                 CONDUCTED

--------------------------------------------------------------------------------
 Dr. Victor Grifols         Retired         c/o Grupo Grifols,        Spain
  Lucas (President)                         Calle de la Marina,
                                           16-18, Torre Mapfre,
                                              Pl. 27, 08005,
                                             Barcelona, Spain
--------------------------------------------------------------------------------
Jose-Antonio Grifols  Professor of Physics  Universitat Autonoma      Spain
        Gras                                de Barcelona, Turo
                                             de Sant Pau, 40,
                                               08193, Campus
                                                Bellaterra,
                                             Barcelona, Spain
--------------------------------------------------------------------------------
Graham Stuart Hutton    Chief Executive       Morgan Grenfell    United Kingdom
                            Officer           Private Equity
                                             Limited, 23 Great
                                              Winchester St.,
                                           London, EC2P 2AX, UK
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
        NAME               PRINCIPAL        NAME AND ADDRESS OF    COUNTRY OF
                         OCCUPATION OR        ORGANIZATION IN      CITIZENSHIP
                           EMPLOYMENT       WHICH EMPLOYMENT IS
                                                 CONDUCTED

--------------------------------------------------------------------------------
Collin Michael Brown        Director          Morgan Grenfell    United Kingdom
                                              Private Equity
                                             Limited, 23 Great
                                              Winchester St.,
                                           London, EC2P 2AX, UK
--------------------------------------------------------------------------------
 Tomas Daga Gelabert        Attorney          Osborne Clarke          Spain
                                                Europe, Av.
                                            Diagonal, 477, Pl.
                                           20, Torre Barcelona,
                                             08036 Barcelona,
                                                   Spain
--------------------------------------------------------------------------------
   Tobias Humphrey          Director         Henderson Private   United Kingdom
     James Boyle                            Capital Limited, 4
                                             Broadgate, London

                                               EC2M 2DA, UK

--------------------------------------------------------------------------------
Raimon Grifols Roura        Attorney          Osborne Clarke          Spain
     (Secretary)                                Europe, Av.
                                            Diagonal, 477, Pl.
                                           20, Torre Barcelona,
                                             08036 Barcelona,
                                                   Spain
--------------------------------------------------------------------------------
 Nuria Martin Barnes        Attorney          Osborne Clarke          Spain
  (Vice-Secretary)                              Europe, Av.
                                            Diagonal, 477, Pl.
                                           20, Torre Barcelona,
                                             08036 Barcelona,
                                                   Spain
--------------------------------------------------------------------------------


         EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF INSTITUTO GRIFOLS


--------------------------------------------------------------------------------
           NAME               PRINCIPAL OCCUPATION OR     COUNTRY OF CITIZENSHIP
                                     EMPLOYMENT

--------------------------------------------------------------------------------
  Francisco Javier Jorba      Chief Executive Officer             Spain
           Ribes
--------------------------------------------------------------------------------

      The individual named in the above table is employed by Instituto Grifols. The business address of such person is Calle de la Marina, 16-18, Torre Mapfre, Pl. 27, 08005, Barcelona, Spain.

                   NON-EMPLOYEE DIRECTORS OF INSTITUTO GRIFOLS


--------------------------------------------------------------------------------
        NAME               PRINCIPAL        NAME AND ADDRESS OF    COUNTRY OF
                         OCCUPATION OR        ORGANIZATION IN      CITIZENSHIP
                           EMPLOYMENT       WHICH EMPLOYMENT IS
                                                 CONDUCTED

--------------------------------------------------------------------------------
Victor Grifols Roura    Chief Executive    Grupo Grifols, Calle       Spain
                            Officer        de la Marina, 16-18,
                                           Torre Mapfre Pl. 27,
                                             08005, Barcelona,
                                                   Spain

--------------------------------------------------------------------------------
 Juan-Ignacio Twose      Vice-President    Grupo Grifols, Calle       Spain
        Roura            Manufacturing     de la Marina, 16-18,
                                           Torre Mapfre Pl. 27,
                                             08005, Barcelona,
                                                   Spain

--------------------------------------------------------------------------------
  Ramon Riera Roca    Vic-President Sales  Grupo Grifols, Calle       Spain
                                           de la Marina, 16-18,
                                           Torre Mapfre Pl. 27,
                                             08005, Barcelona,
                                                   Spain
--------------------------------------------------------------------------------
Jose-Antonio Grifols  Professor of Physics Universitat Autonoma       Spain
        Gras                                de Barcelona, Turo
                                             de Sant Pau, 40,
                                               08193, Campus
                                                Bellaterra,
                                             Barcelona, Spain
--------------------------------------------------------------------------------
Graham Stuart Hutton    Chief Executive       Morgan Grenfell    United Kingdom
                            Officer           Private Equity
                                             Limited, 23 Great
                                              Winchester St.,
                                             London, EC2P 2AX
--------------------------------------------------------------------------------
Collin Michael Brown        Director          Morgan Grenfell    United Kingdom
                                              Private Equity
                                             Limited, 23 Great
                                              Winchester St.,
                                             London, EC2P 2AX
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
        NAME               PRINCIPAL        NAME AND ADDRESS OF    COUNTRY OF
                         OCCUPATION OR        ORGANIZATION IN      CITIZENSHIP
                           EMPLOYMENT       WHICH EMPLOYMENT IS
                                                 CONDUCTED

--------------------------------------------------------------------------------
 Tomas Daga Gelabert        Attorney          Osborne Clarke          Spain
                                                Europe, Av.
                                            Diagonal, 477, Pl.
                                           20, Torre Barcelona,
                                             08036 Barcelona,
                                                   Spain
--------------------------------------------------------------------------------
   Tobias Humphrey          Director         Henderson Private   United Kingdom
     James Boyle                            Capital Limited, 4
                                             Broadgate, London
                                               EC2M 2DA, UK
--------------------------------------------------------------------------------
Raimon Grifols Roura        Attorney          Osborne Clarke          Spain
     (Secretary)                                Europe, Av.
                                            Diagonal, 477, Pl.
                                           20, Torre Barcelona,
                                             08036 Barcelona,
                                                   Spain
--------------------------------------------------------------------------------
 Nuria Martin Barnes        Attorney          Osborne Clarke          Spain
  (Vice-Secretary)                              Europe, Av.
                                            Diagonal, 477, Pl.
                                           20, Torre Barcelona,
                                             08036 Barcelona,
                                                   Spain
--------------------------------------------------------------------------------


              EXECUTIVE OFFICERS AND NON-EMPLOYEE DIRECTORS OF SUB


--------------------------------------------------------------------------------
           NAME             PRINCIPAL OCCUPATION OR      NAME AND ADDRESS OF
                                   EMPLOYMENT           ORGANIZATION IN WHICH
                                                       EMPLOYMENT IS CONDUCTED

--------------------------------------------------------------------------------
   Victor Grifols Roura     Chief Executive Officer    Grupo Grifols, Calle de
       (President)                                     la Marina, 16-18, Torre
                                                        Mapfre Pl. 27, 08005,
                                                           Barcelona, Spain
--------------------------------------------------------------------------------
    Juan-Javier Roura       Chief Financial Officer    Grupo Grifols, Calle de
  Fernandez (Treasurer)                                la Marina, 16-18, Torre
                                                        Mapfre Pl. 27, 08005,
                                                           Barcelona, Spain
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
           NAME             PRINCIPAL OCCUPATION OR      NAME AND ADDRESS OF
                                   EMPLOYMENT           ORGANIZATION IN WHICH
                                                       EMPLOYMENT IS CONDUCTED

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Raimon Grifols Roura             Attorney            Osborne Clarke Europe,
       (Secretary)                                      Av. Diagonal, 477, Pl.
                                                         20, Torre Barcelona,
                                                        08036 Barcelona, Spain
--------------------------------------------------------------------------------


      All individuals named in the above table are employed by Grupo Grifols, S.A. The address of each of such persons is Calle de la Marina, 16-18, Torre Mapfre, Pl. 27, 08005, Barcelona, Spain.